Exhibit 99.1

VANCOUVER, British Columbia, Feb. 23, 2022 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the "Company"), a designer and manufacturer of electric vehicles revolutionizing the urban driving experience, today announced an initial fleet purchase of 20 SOLO Cargo EVs from Mountain Mike’s Pizza, a 40-year old regional pizza chain headquartered in Northern California, with more than 200+ restaurants across California, Arizona, Oregon, Nevada and Utah.

Phillip Dade, Owner of Pelican Food Concepts and Multi Unit Franchisee of Mountain Mike’s Pizza in Arizona and Utah, expects to have 65 open locations throughout the two states over the next 12 months. This partnership with ElectraMeccanica is an opportunity for Mountain Mike’s Pizza to lower overall pizza delivery costs spanning over its multi-state restaurant footprint.

“We are truly excited to be one of the first customers to order over 20 SOLO Cargo units. It just makes sense for our business needs and our food-delivery model,” said Phillip Dade, Owner of Pelican Food Concepts and Multi Unit Franchisee of Mountain Mike’s Pizza. “Before the SOLO, there were very few options for restaurants to become profitable in the delivery space, but the SOLO Cargo is changing all of that. This EV will fit our sustainability goals and ensure end-customer satisfaction, all while maximizing our profits and bottom line.”

The SOLO Cargo currently allows space for approximately 15 standard pizza boxes in its 11.8 cubic feet trunk, and operates at an average cost of $.30 per mile (which is roughly 5 times the savings of third-party delivery applications and $.24 per mile savings for those on a driver reimbursement model). Given its right-sized capabilities, the SOLO Cargo creates an ideal price point in the market to change food delivery space behavior: optimizing those restaurants looking to transition to in-house deliveries or those individuals looking for a low-cost alternative to drive for third-party delivery apps.

Revenue in the US online food delivery segment is projected to reach $66.5 billion by the end of 2022, with an annual growth rate of 9.7%. The SOLO Cargo addresses this niche need within the industry by offering a low total cost of ownership alternative, which incorporates the right vehicle acquisition price point, with little maintenance requirements and lower annual insurance premiums. Additionally, the SOLO and SOLO Cargo supports those businesses looking to reduce their carbon footprint by transitioning to an electric and downgrade their oversized traditional gas-powered fleet vehicles.

Kevin Pavlov, CEO of ElectraMeccanica, added, “Mountain Mike’s is a great example of the perfect use case for our innovative SOLO Cargo EV in fleet applications. The food-delivery space is growing rapidly, and a solution that enables businesses to be profitable in food delivery was virtually non-existent. The SOLO Cargo EV directly addresses the growing need for a scalable delivery solution while also allowing businesses and restaurants to achieve profitability in food delivery, a true differentiator for our customers.”

Mountain Mike’s SOLO Cargo order marks the sixth fleet customer for ElectraMeccanica in the food delivery space. For more information or to place an order, please call 1-888-457-SOLO or email fleet.inquiry@electrameccanica.com.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system.

It blends a modern look with safety features at an accessible price point of $18,500 for the consumer model and $24,500 for the delivery-oriented SOLO Cargo model, which features an expanded cargo box to accommodate a wide variety of fleet and commercial applications. The SOLO is currently available for order here. For more information, please visit www.electrameccanica.com.

Safe Harbor Statements

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact

MZ Group

(949) 259-4987

SOLO@mzgroup.us

Public Relations Contact

Amy Pandya

R&CPMK

(310) 967-3418

amy.pandya@rogersandcowanpmk.com